UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*





                             CRA Managed Care, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    126172105
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                          Page 2 of 6 Pages
CUSIP No. 126172105         SCHEDULE 13G


1           NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lois E. Silverman
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                    (b) |_|
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                 387,147
ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                         0
              7          SOLE DISPOSITIVE POWER

                         387,147
              8          SHARED DISPOSITIVE POWER

                         47,000
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              434,147
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN
               SHARES


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              4.87%
12            TYPE OF REPORTING PERSON

                IN

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                                                           Page 3 of 6 Pages
CUSIP No. 126172105             SCHEDULE 13G


Item 1(a)         Name of Issuer:

                  CRA Managed Care, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  312 Union Wharf
                  Boston, Massachusetts  02109

Item 2(a)         Name of person filing:

                  Lois E. Silverman

Item 2(b) Address of principal business office or, if none, residence:

                  c/o CRA Managed Care, Inc.
                  312 Union Wharf
                  Boston, Massachusetts  02109

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, $.01 par value

Item 2(e)         CUSIP Number:

                  126172 10 5

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


                  (a)      |_| Broker or Dealer

                  (b)      |_| Bank

                  (c)      |_| Insurance Company

                  (d)      |_| Investment Company

                  (e)      |_| Investment Advisor

                  (f)      |_| Employee Benefit Plan, Pension Fund or Endowment
                               Fund
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                                                             Page 4 of 6 Pages
CUSIP No. 126172105           SCHEDULE 13G


                  (g)      |_| Parent Holding Company

                  (h)      |_| Group

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           As of December 31, 1996, Lois E. Silverman directly owned 387,147 shares of the Issuer's Common Stock individually and owned 23,500 shares of the Issuer's Common Stock as Co-Trustee of the Michael E. Silverman 1995 Irrevocable Trust, dated March 13, 1995, and 23,500 shares of the Issuer's common stock as Co-Trustee of the Susan E. Bender 1995 Irrevocable Trust dated March 13, 1995. Ms. Silverman shares the power to make investment decisions on the trust assets of both trusts with a second co-trustee, but does not have the power to exercise the voting powers of any stock held by such trusts.

                  (b)      Percent of class:

                           Ms. Silverman could be deemed to be the beneficial owner, for purposes of Schedule 13G, of 434,147 shares of common stock held individually and as Co-Trustee, which would constitute 4.87% of the Issuer's 8,921,403 shares of common stock, as of December 31, 1996.

                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:
                                     387,147

                           (ii)  shared power to vote or to direct the vote:  0

                           (iii) sole power to dispose or to direct the
                                  disposition of:  387,147

                           (iv)  shared power to dispose or to direct
                                 the disposition of:  47,000

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of more than 5% on behalf of another person:

                  Not applicable.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company:

                  Not applicable.


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                                                            Page 5 of 6 Pages
CUSIP No. 126172105           SCHEDULE 13G


Item 8            Identification and classification of members of the Group:


                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

                                                            Page 6 of 6 Pages
CUSIP No. 126172105                 SCHEDULE 13G

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            1/23/97                /s/ Lois E. Silverman
                                         Lois E. Silverman
141653-1
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